Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES AGREEMENT TO SELL CARMIEL REAL ESTATE

FOR APPROXIMATELY $11.6 MILLION

Tel Aviv, May 2, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that its wholly owned subsidiary, Elbit Ltd. has signed a definitive agreement for the sale of Elbit’s real estate in Carmiel, Israel for approximately $11.6 million. The agreement is subject to the right of the current tenant of the property, to notify Elbit within a period of thirty days, if it wishes to purchase the property on the same terms. The sale is expected to be completed during the second quarter of 2007.

Upon completion of the sale, Elron expects to record a gain, after tax of approximately $3.5 million, in the second quarter of 2007.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)